HOGAN & HARTSON
L.L.P.
December 19, 2005
VIA EDGAR AND FAX
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Flamel Technologies S.A.
Form 20-F for the fiscal year ended December 31, 2004
filed June 15, 2005
Commission File No. 000-28508
Dear Mr. Rosenberg:
We have reviewed the comments of the Staff, as provided to us by telephone on December 5, 2005, with respect to the above-referenced filing. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Flamel Technologies S.A. (the “Company”).
Form 20-F — December 31, 2004
Comment:
Referring to our prior comment, please disclose costs attributed to partner funded research and development contracts.
Response:
Flamel does not track costs attributed to partner funded research and development contracts. In the Form 20-F for fiscal year 2005, the Company will disclose that it does not disclose research development costs per partner funded contract and does not believe such disclosure would be material to investors.
WASHINGTON, DC

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Mr. Jim B. Rosenberg
December 19, 2005

Comment:
With respect to the portion of the advances received from GSK that are expensed, disclose whether such amounts are reimbursable.
Response:
In the event that the Company were to breach its agreement with GSK, the Company would be obligated to reimburse those advances that were expensed. The likelihood of such an event is so remote that the Company does not believe any additional disclosure is necessary.
Comment:
State whether or not the value of assets purchased and titled in Flamel’s name from GSK advances is material.
Response:
The value of assets purchased from advances by GSK and titled in Flamel’s name as of December 31, 2004 was $1.1 million. That amount is not material to Flamel.
If you have any questions concerning this letter or if you would like additional information, please do not hesitate to call me at (212) 918-8270.
Very truly yours,
/s/ Amy Bowerman Freed
Amy Bowerman Freed

cc:	Ms. Keira Ino, Securities and Exchange Commission
Mr. Jim Atkinson, Securities and Exchange Commission
Mr. Stephen Willard, Flamel Technologies S.A.